

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Robert Amaral
Chief Executive Officer
Exeo Entertainment, Inc.
4478 Wagon Trail Ave.
Las Vegas, NV 89118

> **Re: Exeo Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2021**
> **Form 8-K dated January 7, 2022**
> **Filed April 14, 2022**
> **File No. 333-190690**

Dear Mr. Amaral:

We issued comments on the above captioned filings on August 4, 2022. On September 1, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff 's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology